FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2011

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-4 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Announces Net Profit from Continued Operations in Fourth Quarter and Annual 2010 Results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: March 22, 2011	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Announces Net Profit from Continued Operations in Fourth Quarter and Annual 2010 Results

Positive outlook for 2011

RISHON LEZION, Israel, March 22, 2010 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the fourth quarter and for the year ended December 31, 2010.

Highlights of fourth quarter 2010 results from continuing operations:
1.	Revenues grew by 24% to $7.8 million, up from $6.3 million in the same quarter last year.
2.
Operating income amounted to $264,000, compared to an operating loss of $2 million in the same quarter last year. This is the fourth consecutive quarter in 2010 that BOS has posted an operating income.

3.	EBIDTA amounted to $453,000, compared to a negative EBITDA of $1.7 million in the same quarter last year.
4.	Net income amounted to $84,000, compared to a net loss of $2.9 million in the same quarter last year. This is the third consecutive quarter in 2010 that BOS has posted a net profit.
5.	Net income (excluding amortization of intangible assets and stock-based compensation) amounted to $289,000, compared to a net loss of $2.5 million in the same quarter last year.

Highlights of annual 2010 results from continuing operations:
1.	Revenues grew by 18% to $30.2 million, up from $25.5 million in the same period last year.
2.	Operating income amounted to $1.3 million, compared to an operating loss of $4.7 million in the same period last year.
3.	EBIDTA amounted to $2.1 million, compared to a negative EBITDA of $3.1 million in the same period last year.
4.	Net profit amounted to $171,000, compared to a net loss of $6 million in the same period last year.
5.	Net profit (excluding amortization and impairment of intangible assets and stock based compensation) was $1.0 million, compared to a net loss of $4.5 million in the same period last year.
6.	Positive cash flows from operating activities amounted to $1.5 million, compared to $21,000 in the same period last year.

Review of annual 2010 results from discontinued operations
Losses from discontinued operations amounted to $806,000 in 2010, compared to a loss of $3.1 million in 2009.  Losses from discontinued operations related to the closing of two U.S. subsidiaries, which were part of the Company’s supply chain division, during the fourth quarter of 2010. The Company does not anticipate further expenses and holds no assets or liabilities related to these discontinued operations, as of December 31, 2010.

Yuval Viner, BOS CEO, stated: "We are pleased to report ongoing growth trends and improved results for our continuing operations, for the fourth consecutive quarter in 2010. We expect a net profit (on a GAAP basis) in 2011. Our outlook for revenues in 2011 is at least $33 million, reflecting a 10% growth over 2010 continued operations. We are also forecasting EBITDA to grow by 10% or more, to at least $2.3 million, compared to $2.1 million last year. We are in the process of establishing partnerships with systems integrators in Europe, and we expect 2011 to be the first year of international sales of our BOS ID software platform."

Avidan Zelicovsky, BOS President, stated: “The supply chain division has had a strong start in 2011, and we are continuing to diversify in terms of the types of customers we are serving. Our supply chain international customer base is expected to show continued growth in 2011.”

Conference Call

BOS will host a conference call on Wednesday, March 23, 2011 at 10:00 a.m. Eastern Standard Time / 4:00 p.m. Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

North America + 1-888-668-9141
Israel + 03-9180685
International + 972-3-9180685

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com.

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides RFID and electronic components consolidation services to the aerospace, defense, medical and telecommunications industries, as well as to enterprise customers worldwide. In 2011, BOS was awarded “Entrepreneurial Company of the Year” in Automatic Identification Data Capture by Frost & Sullivan, a leading global market research company.

For more information, please visit: www.boscom.com.

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009

Revenues	$30,187	$25,467	$7,813	$6,284
Inventory write off	36	2,235	92	1,373
Cost of revenues	22,668	19,741	5,798	5,200
Gross profit (loss)	7,483	3,491	1,923	(289)

Operating costs and expenses:
Research and development	372	360	97	(137)
Sales and marketing	4,068	5,426	1,112	834
General and administrative	1,786	2,004	450	1,048
Impairment of goodwill	-	383	-	-
Total operating costs and expenses	6,226	8,173	1,659	1,745

Operating income (loss)	1,257	(4,682)	264	(2,034)
Financial expenses, net	(961)	(606)	(169)	(253)
Other expenses net	(120)	(409)	(11)	(106)
Loss before taxes on income	176	(5,697)	84	(2,393)
Tax benefit (Taxes on income)	(5)	(329)	-	(475)
Income (loss) from continuing operations	171	(6,026)	84	(2,868)
Loss from discontinued operations	(806)	(3,075)	(744)	(392)
Net income (loss)	$(635)	$(9,101)	$(660)	$(3,260)

Basic and diluted net profit (loss) per share from continuing operations (*)	$0.07	$(2.32)	$0.03	$(1.10)
Basic and diluted net earnings (loss) per share from discontinued operations (*)	$(0.31)	$(1.18)	$(0.27)	$(0.15)
Basic and diluted net loss per share (*)	$(0.24)	$(3.50)	$(0.24)	$(1.25)

Weighted average number of shares used in computing basic net earnings per share	2,622,147	2,606,021	2,750,756	2,607,556
Weighted average number of shares used in computing diluted net earnings per share	2,757,066	2,606,021	2,835,761	2,607,556

(*) All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009
Net cash provided by operating activities from continuing operations	$1,460	$21
Net cash used in operating activities from discontinued operations	(176)	(1,291)

Net cash provided by (used in) operating activities	1,284	(1,270)

Net cash used in investing activities from continuing operations	(105)	(1,287)
Net cash used in investing activities from discontinued operations	-	(74)

Net cash used in investing activities	(105)	(1,361)

Net cash provided by (used in) financing activities from continuing operations	(604)	1,204
Net cash provided by (used in) financing activities from discontinued operations	(308)	385

Net cash provided by (used in) financing activities	(912)	1,589

Increase (decrease) in cash and cash equivalents	267	(1,042)
(Increase) decrease in cash and cash equivalents from discontinued operations	(128)	359
Cash and cash equivalents at the beginning of the year	564	1,247

Cash and cash equivalents at the end of the year	$703	$564

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$703	$564
Trade receivables	7,719	7,252
Available for sale securities	-	361
Other accounts receivable and prepaid expenses	1,183	914
Inventories	5,125	5,168

Total current assets	14,730	14,259

LONG-TERM ASSETS:
Severance pay fund	47	110
Investment in other company	107	218
Other assets	161	123

Total long-term assets	315	451

PROPERTY, PLANT AND EQUIPMENT, NET	1,135	1,221

OTHER INTANGIBLE ASSETS, NET	1,512	1,836

GOODWILL	4,438	4,172

ASSETS RELATED TO DISCONTINUED OPERATIONS	-	5,423

	$22,130	$27,362

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$7,778	$7,983
Trade payables	4,317	3,906
Employees and payroll accruals	735	645
Deferred revenues	474	731
Accrued expenses and other liabilities	1,040	951

Total current liabilities	14,344	14,216

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	394	816
Income tax accruals	488	425
Accrued severance pay	167	228
Convertible note	2,460	1,886
Other long-term liabilities	564	919

Total long-term liabilities	4,073	4,274

LIABILITIES RELATED TO DISCONTINUED OPERATIONS	-	5,229

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY (*):
Share capital:
Ordinary shares of NIS 20.00 nominal value; Authorized: 7,000,000 shares at December 31, 2010 and 2009; Issued and outstanding: 2,752,517 and 2,622,533 shares at December 31, 2010 and 2009, respectively	13,959	13,225
Additional paid-in capital	56,805	57,042
Accumulated other comprehensive loss	52	(156)
Accumulated deficit	(67,103)	(66,468)

Total shareholders' equity	3,713	3,643

Total liabilities and shareholders' equity	$22,130	$27,362

(*) All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

CONDENSED CONSOLIDATED EBITDA

 (U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009

Operating income (loss) from continuing operations	$1,257	$(4,682)	$264	$(2,034)
Add:

Amortization of intangible assets	369	397	94	127

Stock based compensation	217	649	35	199

Depreciation	241	191	60	58

Impairment of goodwill	-	383	-	-

EBITDA	$2,084	$(3,062)	$453	$(1,650)

	RFID and Mobile Solutions	Supply Chain Solutions	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Consolidated
	Year ended December 31, 2010			Year ended December 31, 2009

Revenues	$12,463	$17,724	$30,187	$10,729	$14,738	$25,467

Gross profit	$3,632	$3,851	$7,483	$2,255	$1,236	$3,491